UNITED STATES
SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Amendment No. 2

Under the Securities Exchange Act of 1934

Four Oaks Fincorp, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

350891206

(CUSIP Number)

Kenneth R. Lehman, 1408 North Abingdon Street, Arlington, Virginia 703.812.5230

(Name, address and telephone number of person authorized to receive notices and communications)

November 1, 2017

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 350891206	Page 2 of 3 Pages

1.	NAME OF REPORTING PERSONS:	Kenneth R. Lehman
	IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):	NA

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

	(a)	☐
	(b)	☒

3.	FOR SEC USE ONLY

4.	SOURCE OF FUNDS	OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
	IS REQUIRED PURSUANT TO ITEM 2(d) OF 2(e)	☐

6.	CITIZENSHIP	USA

NUMBER OF	(7)	SOLE VOTING POWER	0

SHARES

BENEFICIALLY	(8)	SHARED VOTING POWER	0

OWNED BY

EACH	(9)	SOLE DISPOSITIVE POWER	0
REPORTING

PERSON WITH	(10)	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY
	OWNED BY EACH REPORTING PERSON	0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN
	ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	0%

14.	TYPE OF REPORTING PERSON	IN

CUSIP No. 350891206	Page 3 of 3 Pages

Item 1.	Security and Issuer

This statement relates to the common stock, par value $1.00 (the “Common Stock”) of Four Oaks Fincorp, Inc. (the “Company”). The Company’s principal executive offices are located at 6144 US 301 South, Four Oaks, North Carolina 27524.

Item 2.	Identity and Background

(a)	This statement is filed by Kenneth R. Lehman (the “Reporting Person”).
(b)	The address of the Reporting Person is 1408 North Abingdon Street, Arlington, Virginia.
(c)	The Reporting Person is a private investor.
(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding.
(e)	The Reporting Persons has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
(f)	The Reporting Person is a United States citizen.

Item 3.	Source and Amount of Funds and Other Consideration

NA

Item 4.	Purpose of the Transaction

On November 1, 2017, the Company was merged with and into United Community Banks, Inc. and each of the Company’s outstanding shares of common stock was exchanged for and became .6178 shares of the acquirer’s common stock and $1.90 in cash. The Reporting Person no longer owns any shares of Common Stock.

Item 5.	Interest in Securities of the Issuer

(a)	0
(b)	0
(c)	On November 1, 2017, each of the Reporting Person’s shares of Common Stock were exchanged for .6178 shares of the acquirer’s common stock and $1.90 in cash.
(d)	Not applicable.
(e)	November 1, 2017.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

NA

Item 7.	Materials to be Filed as Exhibits

NA

Signature

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: November 1, 2017

/s/ Kenneth R. Lehman
Kenneth R. Lehman